Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES
Amendments of FY March 2008 Earnings Release (Consolidated Results)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
June 18, 2008	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, Senior Vice President, General Manager of Finance and Accounting Department

TDK Corporation
1-13-1, Nihonbashi
Chuo-ku, Tokyo
103-8272 Japan
June 18, 2008
TDK Corporation
Corporate Communications Department
Michinori Katayama
+81(3)5201-7102
Amendments of FY March 2008 Earnings Release (Consolidated Results)
TDK Corporation has revised its consolidated results for fiscal 2008, ended March 31, 2008, and announced on April 28, 2008.
1.	Reasons for Amendments
As a result of a detailed examination of non-recurring transactions that arose during the fiscal year under review, such as business and asset transfers and corporate acquisitions, TDK has decided to partially correct its cash flows statement in the interests of more proper presentation.
2.	Amendments
1)Net cash provided by operating activities JPY 119,721 millions => JPY 119,413 millions

2)Net cash used in investing activities JPY -158,055 millions => JPY -157,747 millions
Changes resulting from these amendments are underlined in the corresponding pages.
(1)	Financial Position (Page 8,9)

(2)	Statements of cash flows (Page 15)

TDK Corporation Consolidated FY March 2008(U.S. GAAP)

Amendments (June 18, 2008)
(2) Financial Position
(2-1) The following table summarizes TDK’s consolidated balance sheet at March 31, 2008, compared with March 31, 2007.

Total assets	¥935,533 million	(5.4% decrease)
Total stockholders’ equity	¥716,577 million	(6.0% decrease)
Stockholders’ equity ratio	76.6%	0.5 percentage point decrease
At the end of the fiscal year, cash and cash equivalents and net trade receivable were ¥123,064 million and ¥21,196 million lower than a year ago, respectively, while net property, plant and equipment increased ¥20,446 million, investments in securities increased ¥36,073 million and other assets increased ¥42,260 million. As a result of these and other changes, total assets decreased ¥53,771 million compared with March 31, 2007.
Total liabilities increased ¥2,883 million year on year, with trade payables declining ¥5,380 million. Meanwhile, short-term debt rose ¥5,885 million and accrued expenses increased ¥2,717 million.
Total stockholders’ equity decreased ¥46,135 million year on year with accumulated other comprehensive loss climbing ¥63,737 million. Meanwhile, retained earnings rose ¥17,369 million.
(2-2) Cash Flows
(¥ millions)

	Fiscal 2007	Fiscal 2008	Change
Net cash provided by operating activities	145,483	119,413	(26,070)
Net cash used in investing activities	(81,488)	(157,747)	(76,259)
Net cash used in financing activities	(15,862)	(60,086)	(44,224)
Effect of exchange rate changes on cash and cash equivalents	2,019	(24,644)	(26,663)
Net increase (decrease) in cash and cash equivalents	50,152	(123,064)	(173,216)
Cash and cash equivalents at beginning of period	239,017	289,169	50,152
Cash and cash equivalents at end of period	289,169	166,105	(123,064)

Operating activities provided net cash of ¥119,413 million (U.S.$1,194,130 thousand), a year-on-year decrease of ¥26,070 million. Net income increased ¥1,336 million to ¥71,461 million (U.S.$714,610 thousand) and depreciation and amortization increased ¥5,960 million to ¥71,297 million (U.S.$712,970 thousand). In changes in assets and liabilities, trade receivables increased ¥25,032 million, inventories increased ¥15,844 million, other current assets increased ¥15,292 million and trade payables increased ¥21,995 million.
Investing activities used net cash of ¥157,747 million (U.S.$1,577,470 thousand), ¥76,259 million more than a year earlier. Capital expenditures increased ¥13,872 million to ¥84,312 million (U.S.$843,120 thousand). There was also an increase of ¥37,155 million for acquisitions of businesses and assets, ¥14,196 million for payment for purchase of investments in securities, ¥18,182 million for acquisition of subsidiaries, net of cash acquired, ¥15,849 million for acquisition of minority interests, while payment for purchase of short-term investments decreased ¥22,549 million.

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TDK Corporation Consolidated FY March 2008(U.S. GAAP)
Financing activities used net cash of ¥60,086 million (U.S.$600,860 thousand), ¥44,224 million more than a year earlier. Repayment of long-term debt increased ¥7,099 million. There was ¥39,218 million increase in cash paid to acquire the Company’s own shares, with the aim of improving capital efficiency and further raising the level of stockholder returns.

Amendments (June 18, 2008)
(2-3) Trends in Cash Flow Indicators

	FY2004	FY2005	FY2006	FY2007	FY2008
1) Stockholders’ equity ratio (%)	74.8	79.1	76.1	77.1	76.6
2) Capital adequacy ratio on a market value basis	136.7	120.1	127.0	136.8	81.2
3) No. of years to redeem debt	0.00	0.00	0.08	0.03	0.08
4) Interest coverage ratio (times)	352.4	97.0	598.1	727.4	547.8

[Notes]
1) Stockholders’ equity ratio = Total stockholders’ equity/Total assets
2) Capital adequacy ratio on a market value basis = Market capitalization (*1)/Total assets
(*1) Market capitalization = Closing price of TDK’s common shares on the Tokyo Stock Exchange at fiscal year-end x Shares issued and outstanding at fiscal year-end after deducting treasury stock
3) No. of years to redeem debt = Interest-bearing liabilities (*2)/Cash flows from operating activities (*3)
(*2) Interest-bearing liabilities: The balance of “short-term debt” and “long-term debt” included in “long-term debt, excluding current installments” on the consolidated balance sheets.
(*3) Cash flows from operating activities: “Net cash provided by operating activities” on the consolidated statements of cash flows.
4) Interest coverage ratio = Cash flows from operating activities/Interest payments (*4)
(*4) Interest payments: “Interest expense” on the consolidated statements of income
(3) Fundamental Policy for Distribution of Earnings, and Fiscal 2008 and Fiscal 2009 Dividends
Returning earnings to shareholders is one of TDK’s highest management priorities. Therefore, TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis.
Retained earnings are used to make aggressive investments for growth, mainly in the development of new products and technologies in key fields so as to respond precisely to the rapid technological advances in the electronics industry.
TDK plans to pay a year-end dividend of ¥70 per common share, subject to approval at the ordinary general meeting of shareholders scheduled for June 27, 2008. Combined with the interim dividend of ¥60 per common share paid in December 2007, the planned dividend per common share applicable to the year will be ¥130.

(Yen)	FY2009 Forecast	FY2008 Forecast
Interim dividend	70.00	60.00
Year-end dividend	70.00	70.00
Annual dividend	140.00	130.00

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I-6) Statements of cash flows	Amendments (June 18, 2008)

Term	FY2007	FY2008

	(April 1, 2006 - March 31, 2007)	(April 1, 2007 - March 31, 2008)

Item	(Yen millions)	(Yen millions)	(U.S.$ thousands)

Cash flows from operating activities:
Net income	70,125	71,461	714,610
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	65,337	71,297	712,970
Loss on disposal of property and equipment	2,649	2,955	29,550
Deferred income taxes	(1,878)	(1,885)	(18,850)
Loss (gain) on securities, net	212	2,081	20,810
Gain on business transfer to Imation Corp.	—	(15,340)	(153,400)
Gain on sale of a subsidiary	—	(274)	(2,740)
Changes in assets and liabilities,
net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	11,241	(13,791)	(137,910)

Decrease (increase) in inventories	892	(14,952)	(149,520)

Decrease (increase) in other current assets	6,202	(9,090)	(90,900)

Increase (decrease) in trade payables	(5,272)	16,723	167,230

Increase (decrease) in accrued expenses	(7,068)	8,745	87,450

Increase (decrease) in income taxes payables, net	4,004	(849)	(8,490)

Increase (decrease) in other current liabilities	(1,808)	1,962	19,620

Increase (decrease) in retirement and severance benefits, net	(74)	(2,221)	(22,210)

Other-net	921	2,591	25,910

Net cash provided by operating activities	145,483	119,413	1,194,130

Cash flows from investing activities:
Capital expenditures	(70,440)	(84,312)	(843,120)
Proceeds from sale and maturity of
short-term investments	20,046	18,508	185,080
Payment for purchase of short-term investments	(31,089)	(8,540)	(85,400)
Proceeds from sale of investments in securities	23	178	1,780
Proceeds from maturity of investments in securities	—	999	9,990
Acquisitions of businesses and assets	—	(37,155)	(371,550)

Payment for purchase of investments in securities	(3,638)	(17,834)	(178,340)
Transfer of businesses	—	2,364	23,640
Proceeds from sale of a subsidiary	—	900	9,000
Acquisition of subsidiaries, net of cash acquired	—	(18,182)	(181,820)
Acquisition of affiliates	—	(2,206)	(22,060)
Proceeds from sales of tangible and intangible assets	3,678	3,000	30,000
Acquisition of minority interests	(6)	(15,855)	(158,550)
Other-net	(62)	388	3,880

Net cash used in investing activities	(81,488)	(157,747)	(1,577,470)

Cash flows from financing activities:
Repayment of long-term debt	(2,143)	(9,242)	(92,420)
Increase (decrease) in short-term debt, net	(1,456)	3,574	35,740
Proceeds from exercise of stock options	1,159	882	8,820
Cash paid to acquire treasury stock	(32)	(39,250)	(392,500)
Dividends paid	(13,230)	(15,683)	(156,830)
Other-net	(160)	(367)	(3,670)

Net cash used in financing activities	(15,862)	(60,086)	(600,860)

Effect of exchange rate changes on cash and cash equivalents	2,019	(24,644)	(246,440)
Net increase (decrease) in cash and cash equivalents	50,152	(123,064)	(1,230,640)
Cash and cash equivalents at beginning of period	239,017	289,169	2,891,690
Cash and cash equivalents at end of period	289,169	166,105	1,661,050

Note:
U.S.$1=Yen 100, for convenience only.

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